

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 20, 2006

Curtis W. Hicks
Chief Financial Officer
Vermilion Energy Trust
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4 Canada

> **Re: Vermilion Energy Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **File No. 0-50832**

Dear Mr. Curtis W. Hicks:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Evaluation of Disclosure Controls and Procedures, page 2

1.   We note your statement that "the Registrant's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities." Please note that there is no provision for your use of the term "adequate" to describe the performance of your disclosure controls and procedures. Please revise your disclosure to definitively conclude regarding the effectiveness of your disclosure controls and procedures.

Financial Statements

Note 2. Significant Accounting Policies, page 7

Revenue Recognition, page 8

2.   Please expand your description under this heading, as appropriate, to indicate how you account for revenue earned from your coalbed methane and shallow gas program.

Note 9. Unitholders' Capital and Contributed Surplus, page 14

3.   We note your disclosures regarding the cash redemption rights associated with the unit and exchangeable shares along with disclosures regarding distribution and voting rights on pages 25-26, 36, and 38 of your Annual Information Form. Please expand your disclosures under this heading to more fully describe the rights and preferences associated with your units and exchangeable shares. Without limitation, describe how the cash redemption value of the units and exchangeable shares is determined and what voting rights are associated with the unit and exchangeable shares. Refer to paragraph 2 of 3240 CICA Handbook.

Note 11. Unit Compensation Plans and Restatement, page 15

4.   We note your disclosure, regarding your unit rights incentive plan, indicating that if certain conditions are met, the exercise price of your unit rights may be adjusted by deducting distributions from the original grant price. Additionally, we note you have applied the Black-Scholes option-pricing model to calculate the estimated fair value of unit rights issued under your unit compensation plans. Please provide us with further information regarding the "certain conditions" that could result in an adjustment to the grant price and support your belief that the Black-Scholes option-pricing model appropriately captures the variable terms of the plan and results in a reasonable estimate of fair value. Please note that we do not believe that the Black-Scholes option pricing model provides a reliable fair value measurement for unit compensation plans with variable components as these awards are not contemplated within a Black-Scholes option pricing model. Accordingly, please quantify the value of unit awards for all periods presented had you applied a lattice model and provide us with your materiality analysis under SAB Topic 1.M. Tell us whether you intend to continue applying the Black-Scholes model in future periods.

Note 20. Subsequent Event, page 20

5.   We note your reference to the date of the subsequent event as October 18, 2005 although you indicate on page 10 of Exhibit 99.1 that this event occurred on March 6, 2006. Please modify your disclosure as appropriate.

Note 21. Differences Between Canadian and U.S. Generally Accepted Accounting Principles, page 20

General

6.   We note that the terms of your exchangeable shares, which are instruments other than outstanding units of the Trust, are redeemable at the option of the holders at anytime or by the Trust on the tenth anniversary date. Please clarify for us why you believe these shares do not qualify for liability classification for U.S. GAAP reporting purposes. Refer to paragraph 11 of SFAS 150.

7) Effects on Cash Flows, page 23

7.   We note that you present Earnings from discontinued operations as an operating cash flow. Please note that SFAS 95 does not support presenting operating, investing, and financing cash flows from discontinued operations all within the operating cash flows category. Therefore, please expand your disclosure under this heading to refer to this difference between Canadian and U.S. GAAP or otherwise advise.

8) Recent U.S. Accounting Standards, page 24

8.   We note your disclosure indicating that you are currently assessing the impact SFAS 123(R) will have upon adoption. Please tell us how you have or will consider the cash redemption right of the underlying unit of the award in determining the need for liability classification of unit awards upon adoption of SFAS 123(R). Refer to paragraph 32 of SFAS 123(R). In this regard, we note your disclosure on page 10 of your MD&A that you "may issue cash or trust units upon redemption of exchangeable shares."

Exhibit 99.6

9.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to the *annual* report and include the title of the certifying officer in the introductory sentence. Refer to General Instructions B(6)(a) for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief